Exhibit (d)(2)

July 24, 2022

One Planet Group, LLC

1820 Bonanza Street

Walnut Creek, CA 94596

Ladies and Gentlemen:

This letter agreement (this “Agreement”) sets forth the commitment of One Planet Group, LLC, a Delaware limited liability company (“One Planet”), subject to the terms and conditions contained herein, to purchase certain equity interests of Unity AC 1, LLC, a newly formed Delaware limited liability company (“Parent”). It is contemplated that, pursuant to an Agreement and Plan of Merger (as amended, restated, supplemented or otherwise modified from time to time, the “Merger Agreement”), dated as of July 24, 2022, by and among Parent, AutoWeb, Inc., a Delaware corporation (the “Company”) and Unity AC 2, Inc., a Delaware corporation and wholly-owned, subsidiary of Parent (“Acquisition Sub”), Parent will acquire 100% of the equity interests in the Company, through the merger of Acquisition Sub with and into the Company, with the Company surviving such merger as the surviving corporation (the “Merger”). Each capitalized term used and not defined herein shall have the meaning ascribed thereto in the Merger Agreement.

1. Commitment. One Planet hereby commits (the “Commitment”), subject to the terms and conditions set forth herein, that, at or prior to the Closing, One Planet shall purchase, or shall cause the purchase, directly or indirectly through one or more intermediate entities, of equity securities of Parent with an aggregate purchase price not to exceed the Commitment Amount to (i) fund the amounts required to be paid by Parent pursuant to Section 1.10 and Section 1.11 of the Merger Agreement and (ii) pay all related fees and expenses required to be paid by Parent or Purchaser pursuant to the Merger Agreement (collectively, the “Payment Obligations”); provided, that One Planet shall not, under any circumstances, be obligated to contribute more than the Commitment Amount to Parent or any of its Affiliates; provided, further, that the Commitment Amount will be used by Parent solely to fund the Payment Obligations, on the terms set forth in the Merger Agreement. Parent hereby commits to accept the Commitment Amount at the Closing on the terms contemplated hereby.

2. Conditions. One Planet’s obligation to fund the Commitment shall be subject to (i) the execution and delivery of the Merger Agreement by the Company, (ii) the satisfaction or waiver of each of the Offer Conditions (other than any conditions that by their nature are to be satisfied by the delivery of documents or the taking of actions at the Acceptance Time, but subject to the prior or substantially concurrent satisfaction or waiver of such conditions), and (iii) the substantially simultaneous consummation of the purchase of and payment for all shares of Company Common Stock validly tendered (and not validly withdrawn) pursuant to the Offer. Prior to the termination of this Agreement pursuant to Section 9, there are no other conditions to One Planet’s obligations to fund the Commitment.

3. Parties in Interest; Third Party Beneficiaries. The parties hereto hereby agree that their respective agreements and obligations set forth herein are solely for the benefit of the other party hereto and its respective successors and permitted assigns, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto and their respective successors and permitted assigns any benefits, rights or remedies under or by reason of, or any rights to enforce or cause Parent to enforce, the obligations set forth herein; provided, that the Company is an express third-party beneficiary of this Agreement and shall have the enforcement rights provided in Section 4 and no others.

4. Enforceability. This Agreement may only be enforced by (i) Parent at the direction of One Planet, or (ii) the Company pursuant to the Company’s right to seek specific performance of Parent’s obligation to enforce One Planet’s obligation to fund the Commitment in accordance with the terms hereof, pursuant to, and subject to, and solely in accordance with, the terms and conditions of, Section 8.5 of the Merger Agreement applied on a mutatis mutandis basis.

5. No Modification; Entire Agreement. This Agreement may not be amended or otherwise modified, and performance hereunder may not be waived, in each case, without the prior written consent of Parent, One Planet and the Company. Together with the Merger Agreement, the Limited Guarantee and the Confidentiality Agreement, this Agreement constitutes the sole agreement, and supersedes all prior agreements, understandings and statements, written or oral, between One Planet or any of its Affiliates, on the one hand, and Parent or any of its Affiliates, on the other, with respect to the transactions contemplated hereby. Except as expressly permitted in Section 1 hereof, no transfer of any rights or obligations hereunder shall be permitted without the consent of Parent, One Planet and the Company. Any transfer in violation of the preceding sentence shall be null and void.

6. Governing Law; Jurisdiction; Venue; Waiver of Jury Trial.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to any laws, rules or provisions that would cause the application of the laws of any jurisdiction other than the State of Delaware.

(b) In any action between any of the parties arising out of or relating to this Agreement or any of the Contemplated Transactions each of the parties: (i) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the courts of the State of Delaware, as described above.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

7. Counterparts. This Agreement may be executed in any number of counterparts (including by facsimile or by ..pdf delivered via email), each such counterpart when executed being deemed to be an original instrument, and all such counterparts shall together constitute one and the same agreement.

8. Confidentiality. This Agreement shall be treated as confidential and is being provided to Parent and the Company solely in connection with the Merger. This Agreement may not be used, circulated, quoted or otherwise referred to in any document by Parent or the Company except with the prior written consent of Parent in each instance; provided, that no such written consent is required for any disclosure of this Agreement to (i) the extent required by applicable Legal Requirements, the applicable rules of any national securities exchange or in connection with any U.S. Securities and Exchange Commission filing relating to the Merger (provided, that, to the extent practicable and permitted by Legal Requirements, Parent or the Company, as applicable, will provide One Planet an opportunity to review such required disclosure in advance of such public disclosure being made) or (ii) Parent’s or the Company’s Affiliates and Representatives who need to know of the existence or terms of this Agreement.

9. Termination. The obligation of One Planet under or in connection with this Agreement will terminate automatically and immediately upon the earliest to occur of (a) the consummation of the Closing in accordance with the terms of the Merger Agreement (at which time all such obligations shall be discharged), (b) the valid termination of the Merger Agreement pursuant to its terms (unless the Company shall have previously commenced an action pursuant to clause (ii) of Section 4 hereof, in which case this Agreement shall terminate upon the final, non-appealable resolution of such action and satisfaction by One Planet of any obligations finally determined or agreed to be owed by One Planet, consistent with the terms hereof), (c) the Company or any of its Affiliates accepting the Reverse Termination Fee in full pursuant to the Merger Agreement or accepting payment from the Guarantor (as defined in the Limited Guarantee) of the Guaranteed Obligation (as defined under the Limited Guarantee) in full under the Limited Guarantee in respect of such obligations and (d) the Company or any of its Affiliates asserting a claim against One Planet or any Affiliate of One Planet under or in connection with the Merger Agreement, other than (i) any claim against One Planet or Parent seeking specific performance of One Planet’s obligation to fund the Commitment in accordance with clause (ii) of Section 4 hereof and Section 8.5 of the Merger Agreement, (ii) any claim for specific performance against Parent or Acquisition Sub under Section 8.5 of the Merger Agreement, (iii) any claim against One Planet under and in accordance with the Limited Guarantee (subject to the terms and conditions set forth therein), (iv) any claim against Parent or Acquisition Sub under and in accordance with the Merger Agreement or (v) any claim under and in accordance with the Confidentiality Agreement.

10. No Assignment. The Commitment evidenced by this Agreement shall not be assignable, in whole or in part, (a) by Parent without the prior written consent of One Planet and the Company, or (b) by One Planet without the prior written consent of Parent and the Company. The granting of such consent in a given instance shall be solely in the discretion of One Planet, Parent and/or the Company, as applicable, and, if granted, shall not constitute a waiver of this requirement as to any subsequent assignment. Any purported assignment of this Agreement or the Commitment in contravention of this Section 10 shall be void.

11. Representations and Warranties. One Planet hereby represents and warrants to Parent that (a) it is an entity duly organized validly existing and in good standing under the laws of its jurisdiction of organization and has all limited liability company power and authority to execute, deliver and perform this Agreement, (b) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary limited liability company, corporate or other organizational action by it and does not contravene, conflict with or result in any violation of any provision of One Planet’s certificate of formation or limited liability company agreement, (c) this Agreement has been duly and validly executed and delivered by it and constitutes a valid and legally binding obligation of it, enforceable against it in accordance with the terms of this Agreement, (d) it currently has, and will have at all times during the effectiveness of this Agreement, available funds in excess of the sum of its Commitment hereunder plus the aggregate amount of all other commitments, liabilities and obligations it currently has outstanding, and (e) all funds necessary for One Planet to pay and perform its obligations under this Agreement shall be available to it for so long as this Agreement shall remain in effect.

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ONE PLANET GROUP LLC

By:	/s/ Payam Zamani
Name:	Payam Zamani
Title:	President & CEO

Agreed to and accepted:

UNITY AC 1, LLC

By:	/s/ Payam Zamani
Name:	Payam Zamani
Title:	President & CEO

[Signature Page to Equity Commitment Letter]